Exhibit 12.5

Central Illinois Light Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
Net income from continuing operations	$19,690	$135,102
Add- Taxes based on income	10,409	71,980

Net income before income taxes	30,099	207,082
Add- fixed charges:
Interest on short-term and long-term debt (a)	11,304	39,981
Estimated interest cost within rental expense	263	966
Amortization of net debt premium, discount, and expenses	184	1,227

Total fixed charges	11,751	42,174

Earnings available for fixed charges	41,850	249,256

Ratio of earnings to fixed charges	3.56	5.91

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	218	872
Adjustment to pretax basis	115	464

	333	1,336

Combined fixed charges and preferred stock dividend requirements	$12,084	$43,510

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.46	5.72

(a)	Includes interest expense related to uncertain tax positions.